UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 5, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the notices which appear immediately following this page.

UBS AG
Bahnhofstrasse 45
8001 Zürich
Switzerland
18. December 2009
TO: Oswald J. Grübel
FROM: UBS AG, Employee Compliance Switzerland
SUBJECT: Trading Restriction Disclosure Required by U.S. Law
We are required under U.S. securities law to deliver this notice to you regarding the UBS Financial Services, Inc. 401(k) Plus Plan (the “Plan”), even though you do not participate in the Plan, because the ordinary shares of UBS AG are an investment option in the Plan.
Beginning at 4:00 p.m. New York City time on January 25, 2010, transactions in the Plan will be temporarily suspended for routine changes to some of the Plan’s investment options. This suspension (referred to in this notice as a “Plan Blackout Period”) is expected to end at 6:00 a.m. New York City time on February 1, 2010. The Plan transactions suspended during the Plan Blackout Period include changes in investment elections, account reallocations, distributions, withdrawals and plan loans.
Because the Plan Blackout Period will apply to transactions in the Plan’s UBS stock fund, we are required to advise you that, beginning at 4:00 p.m. New York City time on January 25, 2010 through the date and time on which the Plan Blackout Period actually ends, you are prohibited from directly or indirectly purchasing, exercising, selling or otherwise acquiring or transferring any equity security of UBS AG if you acquire or previously acquired those securities in connection with your service or employment as a director or executive officer of UBS AG. “Equity securities” are broadly defined to include UBS ordinary shares, stock options, restricted stock and restricted stock units.
Therefore, during the Plan Blackout Period, you will be prohibited from:
•	Exercising stock options granted in connection with your service or employment as a director or executive officer;
•	Selling UBS ordinary shares that you acquired by exercising options;

•	Selling UBS ordinary shares that you originally received as a restricted stock unit or grant; and
•	Acquiring any equity security (for example, by grant or exercise) of UBS AG in connection with your employment or service as a director or executive officer of UBS AG.
In an attempt to minimize the impact of these trading restrictions, the Plan Blackout Period is scheduled to coincide with UBS’ Regular Blackout Period. However, the restrictions imposed by the Plan Blackout Period are in addition to any other restrictions to which you may be subject during the Regular Blackout Period under the UBS AG policy entitled “Dealing in UBS Shares by UBS Persons for their Personal Account”.
U.S. securities laws also require that UBS AG file a copy of this notice with the Form 20-F for the 2010 fiscal year or with an earlier filed Form 6-K.
For more information about the Plan Blackout Period or to obtain the actual end date and time of the Plan Blackout Period, please contact Robert McCormick, Head of Benefits, Wealth Management Americas at internal extension 1942-27845 or by email at robert.mccormick@ubs.com.

UBS AG
Bahnhofstrasse 45
8001 Zürich
Switzerland
18. December 2009
TO: Kaspar Villiger
FROM: UBS AG, Employee Compliance Switzerland
SUBJECT: Trading Restriction Disclosure Required by U.S. Law
We are required under U.S. securities law to deliver this notice to you regarding the UBS Financial Services, Inc. 401(k) Plus Plan (the “Plan”), even though you do not participate in the Plan, because the ordinary shares of UBS AG are an investment option in the Plan.
Beginning at 4:00 p.m. New York City time on January 25, 2010, transactions in the Plan will be temporarily suspended for routine changes to some of the Plan’s investment options. This suspension (referred to in this notice as a “Plan Blackout Period”) is expected to end at 6:00 a.m. New York City time on February 1, 2010. The Plan transactions suspended during the Plan Blackout Period include changes in investment elections, account reallocations, distributions, withdrawals and plan loans.
Because the Plan Blackout Period will apply to transactions in the Plan’s UBS stock fund, we are required to advise you that, beginning at 4:00 p.m. New York City time on January 25, 2010 through the date and time on which the Plan Blackout Period actually ends, you are prohibited from directly or indirectly purchasing, exercising, selling or otherwise acquiring or transferring any equity security of UBS AG if you acquire or previously acquired those securities in connection with your service or employment as a director or executive officer of UBS AG. “Equity securities” are broadly defined to include UBS ordinary shares, stock options, restricted stock and restricted stock units.
Therefore, during the Plan Blackout Period, you will be prohibited from:
•	Exercising stock options granted in connection with your service or employment as a director or executive officer;
•	Selling UBS ordinary shares that you acquired by exercising options;

•	Selling UBS ordinary shares that you originally received as a restricted stock unit or grant; and
•	Acquiring any equity security (for example, by grant or exercise) of UBS AG in connection with your employment or service as a director or executive officer of UBS AG.
In an attempt to minimize the impact of these trading restrictions, the Plan Blackout Period is scheduled to coincide with UBS’ Regular Blackout Period. However, the restrictions imposed by the Plan Blackout Period are in addition to any other restrictions to which you may be subject during the Regular Blackout Period under the UBS AG policy entitled “Dealing in UBS Shares by UBS Persons for their Personal Account”.
U.S. securities laws also require that UBS AG file a copy of this notice with the Form 20-F for the 2010 fiscal year or with an earlier filed Form 6-K.
For more information about the Plan Blackout Period or to obtain the actual end date and time of the Plan Blackout Period, please contact Robert McCormick, Head of Benefits, Wealth Management Americas at internal extension 1942-27845 or by email at robert.mccormick@ubs.com.

UBS AG
Bahnhofstrasse 45
8001 Zürich
Switzerland
18. December 2009
TO: John Cryan
FROM: UBS AG, Employee Compliance Switzerland
SUBJECT: Trading Restriction Disclosure Required by U.S. Law
We are required under U.S. securities law to deliver this notice to you regarding the UBS Financial Services, Inc. 401(k) Plus Plan (the “Plan”), even though you do not participate in the Plan, because the ordinary shares of UBS AG are an investment option in the Plan.
Beginning at 4:00 p.m. New York City time on January 25, 2010, transactions in the Plan will be temporarily suspended for routine changes to some of the Plan’s investment options. This suspension (referred to in this notice as a “Plan Blackout Period”) is expected to end at 6:00 a.m. New York City time on February 1, 2010. The Plan transactions suspended during the Plan Blackout Period include changes in investment elections, account reallocations, distributions, withdrawals and plan loans.
Because the Plan Blackout Period will apply to transactions in the Plan’s UBS stock fund, we are required to advise you that, beginning at 4:00 p.m. New York City time on January 25, 2010 through the date and time on which the Plan Blackout Period actually ends, you are prohibited from directly or indirectly purchasing, exercising, selling or otherwise acquiring or transferring any equity security of UBS AG if you acquire or previously acquired those securities in connection with your service or employment as a director or executive officer of UBS AG. “Equity securities” are broadly defined to include UBS ordinary shares, stock options, restricted stock and restricted stock units.
Therefore, during the Plan Blackout Period, you will be prohibited from:
•	Exercising stock options granted in connection with your service or employment as a director or executive officer;
•	Selling UBS ordinary shares that you acquired by exercising options;

•	Selling UBS ordinary shares that you originally received as a restricted stock unit or grant; and
•	Acquiring any equity security (for example, by grant or exercise) of UBS AG in connection with your employment or service as a director or executive officer of UBS AG.
In an attempt to minimize the impact of these trading restrictions, the Plan Blackout Period is scheduled to coincide with UBS’ Regular Blackout Period. However, the restrictions imposed by the Plan Blackout Period are in addition to any other restrictions to which you may be subject during the Regular Blackout Period under the UBS AG policy entitled “Dealing in UBS Shares by UBS Persons for their Personal Account”.
U.S. securities laws also require that UBS AG file a copy of this notice with the Form 20-F for the 2010 fiscal year or with an earlier filed Form 6-K.
For more information about the Plan Blackout Period or to obtain the actual end date and time of the Plan Blackout Period, please contact Robert McCormick, Head of Benefits, Wealth Management Americas at internal extension 1942-27845 or by email at robert.mccormick@ubs.com.

UBS AG
Bahnhofstrasse 45
8001 Zürich
Switzerland
18. December 2009
TO: William Widdowson
FROM: UBS AG, Employee Compliance Switzerland
SUBJECT: Trading Restriction Disclosure Required by U.S. Law
We are required under U.S. securities law to deliver this notice to you regarding the UBS Financial Services, Inc. 401(k) Plus Plan (the “Plan”), even though you do not participate in the Plan, because the ordinary shares of UBS AG are an investment option in the Plan.
Beginning at 4:00 p.m. New York City time on January 25, 2010, transactions in the Plan will be temporarily suspended for routine changes to some of the Plan’s investment options. This suspension (referred to in this notice as a “Plan Blackout Period”) is expected to end at 6:00 a.m. New York City time on February 1, 2010. The Plan transactions suspended during the Plan Blackout Period include changes in investment elections, account reallocations, distributions, withdrawals and plan loans.
Because the Plan Blackout Period will apply to transactions in the Plan’s UBS stock fund, we are required to advise you that, beginning at 4:00 p.m. New York City time on January 25, 2010 through the date and time on which the Plan Blackout Period actually ends, you are prohibited from directly or indirectly purchasing, exercising, selling or otherwise acquiring or transferring any equity security of UBS AG if you acquire or previously acquired those securities in connection with your service or employment as a director or executive officer of UBS AG. “Equity securities” are broadly defined to include UBS ordinary shares, stock options, restricted stock and restricted stock units.
Therefore, during the Plan Blackout Period, you will be prohibited from:
•	Exercising stock options granted in connection with your service or employment as a director or executive officer;
•	Selling UBS ordinary shares that you acquired by exercising options;

•	Selling UBS ordinary shares that you originally received as a restricted stock unit or grant; and
•	Acquiring any equity security (for example, by grant or exercise) of UBS AG in connection with your employment or service as a director or executive officer of UBS AG.
In an attempt to minimize the impact of these trading restrictions, the Plan Blackout Period is scheduled to coincide with UBS’ Regular Blackout Period. However, the restrictions imposed by the Plan Blackout Period are in addition to any other restrictions to which you may be subject during the Regular Blackout Period under the UBS AG policy entitled “Dealing in UBS Shares by UBS Persons for their Personal Account”.
U.S. securities laws also require that UBS AG file a copy of this notice with the Form 20-F for the 2010 fiscal year or with an earlier filed Form 6-K.
For more information about the Plan Blackout Period or to obtain the actual end date and time of the Plan Blackout Period, please contact Robert McCormick, Head of Benefits, Wealth Management Americas at internal extension 1942-27845 or by email at robert.mccormick@ubs.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: February 5, 2010